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Exhibit 4(l)

AB

PROTECTIVE LIFE INSURANCE COMPANY / P. O. BOX 2606 / BIRMINGHAM, ALABAMA 35202

INCREASED SURRENDER VALUE RIDER

        The Company has issued this rider as part of the policy to which it is attached (the "Policy"). All terms of the Policy apply to this rider except for those that disagree with this rider.

        Policy Schedule.    Policy Schedule means the Policy Schedule or Policy Specifications Page, or any supplemental Policy Schedule or supplemental Policy Specifications Page of the Policy.

        Increased Surrender Value.    Subject to the Conditions below, if the Owner fully surrenders the Policy for its Surrender Value during the first [10] Policy Years, the Company will add an additional amount to such Surrender Value. Such additional amount will be the amount shown in the Table of Increased Surrender Value in the Policy Schedule that corresponds to the Policy Year of surrender. Such additional amount is not guaranteed.

        Death Benefit.    If your Policy includes the optional Cash Value Accumulation Test Endorsement, then solely for purposes of determining the minimum death benefit under such endorsement, the Policy Value shall be increased by the additional amount payable under this rider. If your Policy does not include the optional Cash Value Accumulation Test Endorsement, then solely for purposes of clause b) of the definition of the Policy's Level Death Benefit and clause b) of the definition of the Policy's Increasing Death Benefit (both as set forth in the Policy's Death Benefit provision), the Policy Value shall be increased by the additional amount payable under this rider.

Conditions.

  (1)
  This rider is in force;

  (2)
  Such surrender is allowed under the Policy;

  (3)
  The Policy is not in the Grace Period;

  (4)
  Such Surrender Value is greater than zero;

  (5)
  The Policy has not been sold or assigned (except to us as security for a policy loan);

  (6)
  The Policy is not being maintained under the Minimum Monthly Premium Guarantee provision; and

  (7)
  Such surrender is not the subject of an exchange pursuant to Section 1035 of the Internal Revenue Code (Title 26, U.S.C. § 1035), as amended or its successor.

        Rider Effective Date.    This rider will be effective on the later of:

  (1)
  The earlier of the Date of Issue or Policy Effective Date, if applicable, of the Policy; or

  (2)
  The date the Company approves a reinstatement application for the Policy.

        Rider Charge.    There is no charge for this rider.

        Termination.    This rider will terminate immediately upon termination of the Policy.

        Reinstatement.    If this rider has terminated due to the Lapse of the Policy, the Company will reinstate this rider, during the first [10] Policy Years, provided the Policy is being reinstated at the same time.

Signed for the Company as of the Rider Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY
ABCDEF Secretary

POLICY SCHEDULE (CONTINUED)

TABLE OF INCREASED SURRENDER VALUE
INCREASED SURRENDER VALUE RIDER

Policy Year	Amount
1	[$920]
2	[920]
3	[920]
4	[920]
5	[920]
6	[740]
7	[550]
8	[370]
9	[180]
10	[90]
11+	[0]

Policy Sample

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INCREASED SURRENDER VALUE RIDER
TABLE OF INCREASED SURRENDER VALUE INCREASED SURRENDER VALUE RIDER
Policy Sample